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                                                                     EXHIBIT 3
                            OPTION EXERCISE AGREEMENT

    THIS OPTION EXERCISE AGREEMENT (this "Agreement"), effective as of July 31, 1997, is between Barbara DuPont Estis ("Barbara") and Dennis W. Estis ("Dennis").

                                   RECITALS

    A. Barbara and Dennis are parties to that certain Agreement dated September 14, 1995 (the "Option Agreement").

    B. Pursuant to the Option Agreement, Dennis acquired an option to purchase from Barbara 89,560 shares of common stock of Ouachita Energy Corporation, a Louisiana corporation ("OEC"), and 390 shares of common stock of Ouachita Energy Partners, Ltd., a Louisiana corporation ("OEP"), for the aggregate amount of $5 million, payable in cash at the closing of such purchase (the "Option").

    C. A certain Asset Purchase and Sale Agreement among OEP, Ouachita Compression Group, LLC, a Louisiana limited liability company ("OCG"), Dennis, OEC Acquisition Corporation, a Delaware corporation ("Acquisition"), and Equity Compression Services Corporation, an Oklahoma corporation ("Equity"), dated May 15, 1997 (the "Asset Purchase Agreement") and providing for the sale of substantially all of the assets of OEP and OCG has been executed.

    D. A certain Agreement and Plan of Merger among Equity, Acquisition, OEC and Dennis dated May 15, 1997 (the "Merger Agreement") and providing for the merger of OEC into Acquisition, with Acquisition remaining as the surviving corporation of such merger has been executed.

    E. Barbara and Dennis now desire to provide for a conditional exercise of the Option, modify the manner in which the $5 million payable upon an exercise of the Option is paid and to reflect their agreement on certain other matters.

    NOW, THEREFORE, the parties hereto agree as follows:

    1. CONDITIONAL EXERCISE OF OPTION. Subject to the closing of the transactions contemplated by the Asset Purchase Agreement and the Merger Agreement (the "Equity Transactions"), Dennis hereby exercises the Option, and Dennis and Barbara agree that the $5 million owing to Barbara shall be payable as follows, notwithstanding anything to the contrary in the Option
Agreement:

         (a) Barbara will receive an amount of cash equal to the amount she would be entitled to receive if she were to retain her shares in OEP. Dennis will cause OEP to pay Barbara the cash owing to her at the same time the other shareholders of OEP are paid, most of which is anticipated to be paid within a few days of such closing. Barbara understands that because certain post-closing adjustments to the purchase price payable under the Asset Purchase Agreement may be

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         required, a small part of the cash payable to her may be withheld pending the determination of whether such purchase price will be reduced. In addition, a small part of the proceeds received from Equity will be used to cover final expenses while OEP and OCG are being liquidated.

         (b) Barbara will receive a number of shares of Equity's common stock determined by subtracting the total amount of cash paid to Barbara under Section 1(a) above from $5 million and dividing the result by $1.65, which is the value of the shares being received from Equity. Dennis agrees to cause OEC to deliver most of such shares to Barbara at the same time the shareholders of OEC receive their shares of Equity's common stock, which is anticipated to be within a few days of such closing. However, because of the post-closing adjustments described in the preceding paragraph, final delivery of all of Barbara's shares may not take place until a few months after the closing.

    2. WAIVER OF CONSIDERATION. Barbara acknowledges and agrees that the cash and stock payable pursuant to Section 1 of this Agreement constitute all of the consideration that she is entitled to receive pursuant to the exercise of the Option by Dennis hereunder and hereby waives any right to receive any cash or common stock of Equity payable pursuant to the terms of the Asset Purchase Agreement or the Merger Agreement.

    3.   CONSENT TO ALLOCATION OF CONSIDERATION.  Barbara acknowledges that
(a) she has received a Memorandum dated July 25, 1997 to which copies of the Asset Purchase Agreement, the Merger Agreement and a schedule reflecting the allocation of consideration to be paid by Equity in connection with the Equity Transactions among OEC, OEP and OCG are attached; (b) she has been given an opportunity to ask questions regarding the manner in which such allocation has been made; (c) such allocation is fair and reasonable; (d) she hereby releases OEC, OEP, OCG, Dennis and Andy Payne from any claim that such allocation is unfair; and (e) OEC, OEP, OCG, Dennis and Andy Payne will exercise reasonable efforts to close the Equity Transactions in reliance on Barbara's execution of this Agreement.

    4. AGREEMENT CONDITIONED ON CLOSING OF EQUITY TRANSACTIONS. In the event the Equity Transactions do not close for any reason, (a) Dennis shall not be deemed to have exercised the Option pursuant to the terms of this Agreement; (b) Barbara and Dennis will remain subject to the terms of the Option Agreement as set forth therein; and (c) this Agreement shall be void and of no further force and effect.

    IN WITNESS WHEREOF, the parties have executed this Amendment.

/S/ BARBARA DUPONT ESTIS                          /S/ DENNIS W. ESTIS
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Barbara DuPont Estis                              Dennis W. Estis

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